

For Immediate Release

Contact: Susan Mesco
NPS Pharmaceuticals, Inc.
(908)450-5516
smesco@npsp.com

NPS Pharmaceuticals Reports 2007 Financial Results
Conference call scheduled for 5:00 pm ET today

Bedminster, NJ – March 13, 2008 – NPS Pharmaceuticals, Inc. (Nasdaq: NPSP) today reported 2007 financial results and accomplishments that reflected the implementation of a new strategy to develop the company's late-stage product candidates in specialty indications for gastrointestinal and endocrine disorders with high unmet medical need.

In line with its new business plan, during 2007 NPS retired a substantial amount of its debt and significantly reduced operating expenditures. In 2007, the company raised more than $275.0 million of capital and retired $191.0 million in convertible debt due in 2008. The company's cash, cash equivalents, short- and long-term investments totaled $161.7 million as of December 31, 2007. NPS now expects its 2008 cash burn to be in the range of $45 to $55 million. The increase in the company's 2008 cash burn from previous guidance is principally due to the timing of payments of certain 2007 expenses, which are now projected to occur in 2008.

For the fourth quarter of 2007, NPS reported net income of $21.2 million, or $0.39 per diluted share, versus a net loss of $14.0 million, or $0.30 per diluted share, for the fourth quarter of 2006. For the year ended December 31, 2007, NPS reported a net loss of $657,000 or $0.01 per diluted share, as compared to a net loss of $112.7 million or $2.43 per diluted share for 2006. NPS's improved 2007 financial results were primarily due to (i) a $30.0 million gain related to the sale of its interests in an early-stage research and development collaboration, (ii) declines in operating expenditures, and (iii) increased milestone and royalty revenues.

Tony Coles, M.D., president and chief executive officer of NPS, stated: "After implementing a new business plan in 2007, raising significant capital and obtaining regulatory clarity from the FDA, NPS now has the direction, the resources and the capabilities to develop its products in specialty indications with high unmet medical needs, including short bowel syndrome and hypoparathyroidism. With a two to three year cash runway, I am confident that NPS is well-positioned to advance its pipeline and achieve commercial success."

2007 Accomplishments

During 2007, NPS reported the following accomplishments:

- Refocused its business on specialty indications for gastrointestinal and endocrine disorders with unmet medical need

- Raised more than $275.0 million through the issuance of royalty-backed and convertible notes and the monetization of non-core assets

- Achieved net operating cash inflow of $27.6 million for 2007 as compared to a net operating cash outflow of $103.9 for 2006

- Retired $191.0 million in convertible debt due in 2008

- Completed a Phase 3 study of GATTEX™ (teduglutide) in short bowel syndrome (SBS) patients who are dependent on parenteral nutrition (PN)

- Secured an ex-North America partnership for GATTEX with Nycomed

- Defined a clinical strategy and obtained orphan drug status for NPSP558 (parathyroid hormone 1-84 [rDNA origin injection]) as a potential therapy for hypoparathyroidism

Francois Nader, M.D., chief executive officer-elect, stated: "We are committed to executing an ambitious clinical program in 2008. The top-line results from our Phase 3 extension study of GATTEX in patients with short bowel syndrome support our plans to initiate a confirmatory Phase 3 study of GATTEX in this indication in the third quarter of this year. We also expect to launch a pivotal trial for our PTH 1-84 compound, NPSP558, in patients with hypoparathyroidism. Both programs represent important new opportunities for us to create significant and lasting value for patients and shareholders. In addition, our royalty-based pipeline continues to make notable progress. Kirin launched REGPARA in Japan this quarter and we expect to begin receiving royalties in the second half of the year. We will also continue to work with Nycomed to support their regulatory strategy for GATTEX in Europe."

2007 Financial Results

Revenues

Revenues grew to $34.0 million for the fourth quarter of 2007, as compared to $24.1 million for the fourth quarter of 2006. For the full year, revenues increased by $37.7 million to $86.2 million for 2007 as compared to $48.5 million for 2006. The increased revenues were primarily due to (i) revenues associated with the company's agreement with Nycomed for Preotact® (parathyroid hormone [rDNA origin] injection), (ii) increased royalty revenue on Amgen's sales of Sensipar® (cinacalcet HCl), and (iii) licensing fees recognized under the company's agreement with Nycomed for GATTEX.

Sensipar royalties are paid directly to a subsidiary of NPS and used to secure non-recourse debt issued in August 2007 and December 2004. After repayment of the debt, Sensipar royalties will return to NPS.

In July 2007, DRI Capital (previously Drug Royalty LP2) purchased NPS's rights to receive future royalty payments from Nycomed's sale of Preotact in Europe for $50 million, with an additional $25.0 million due in 2010 if certain Preotact sales thresholds are achieved. Royalties will return to NPS if royalty payments to DRI exceed two and one-half times the amount of principal advanced.

Research and Development

Research and development expenses were $10.6 million for the fourth quarter of 2007 versus $13.3 million for the fourth quarter of 2006. Full year research and development expenses were $38.7 million for 2007 as compared to $68.4 million for 2006. The reduction in research and development expenses during 2007 was attributable to the implementation of the company's new business plan and the corresponding reprioritization of its pipeline to focus on specialty indications with high unmet medical need.

General and Administrative

NPS's fourth quarter general and administrative expenses were $9.3 million versus $9.8 million for the fourth quarter of 2006. Full-year general and administrative expenses were $27.0 million for 2007 as compared to $52.2 million for 2006. The declines in general and administrative expenses were attributable to reductions in personnel and associated expenditures due to the implementation of the company's new business plan.

Restructuring Charges

NPS reported restructuring chares of $1.1 million for the fourth quarter of 2007 as compared to a $61,000 credit for the fourth quarter of 2006. For the full year, restructuring charges for 2007 were $13.4 million versus $8.2 million in 2006. Restructuring charges were primarily comprised of employee termination benefits.

Gain on sale of asset

In connection with the implementation of NPS's new business plan, the company sold its interests in an early-stage research and development collaboration with AstraZeneca for metabotropic glutamate receptors (mGluRs) and recognized a $30.0 million gain in the fourth quarter of 2007.

Cash and Investments

As of December 31, 2007, the company's cash, cash equivalents, short- and long-term investments totaled $161.7 million, as compared to $146.2 million as of December 31, 2006.

The company's investment portfolio includes investments in certain auction-rate securities or ARS investments. As of December 31, 2007, the company's ARS investments had an estimated value of $53.3 million and a cost basis of $59.8 million.

Recently, NPS agreed to sell certain of these ARS investments to one of its investment advisors for $26.0 million. These securities had an estimated market value of $24.9 million at December 31, 2007. In connection with the agreement to sell these investments, NPS recorded an other-than-temporary loss of $4.1 million in the fourth quarter of 2007 to reflect the difference between the selling price of $26.0 million and the cost basis of $30.1 million.

The estimated value of NPS's remaining ARS investments totaled $28.4 million at December 31, 2007, which reflects a $1.3 million reduction in the principal value of $29.7 million. These ARS investments are all AAA rated and NPS believes the declines are temporary in nature. Accordingly the decrease in the estimated market value was recorded in the accumulated other comprehensive loss section of the company's balance sheet. In addition, because the auctions associated with these ARS investments have been unsuccessful for the past several months, these ARS investments were reclassified to non-current assets during the fourth quarter of 2007. Excluding the ARS investments the company is selling, as of February 29, 2008, the estimated value of the remaining ARS investments was $26.4 million.

Conference Call Information

NPS will host a conference call beginning today at 5:00 pm Eastern Time. To participate in the conference call, dial (866)510-0708 and use pass code 19613979. International callers may dial (617)597-5377, using the same pass code. In addition, a live audio of the conference call will be available over the Internet. Interested parties can access the event through the NPS website, http://www.npsp.com.

For those unable to participate in the live call, a replay will be available at (888) 286-8010, with pass code 39947050, until midnight Eastern Time, March 28, 2008. International callers may access the replay by dialing (617) 801-6888, using the same pass code. The webcast will also be available through the NPS website for the same period.

About NPS Pharmaceuticals

NPS Pharmaceuticals is developing specialty therapeutics for gastrointestinal and endocrine disorders with high unmet medical need. The company is currently advancing two late-stage programs: GATTEX™ (teduglutide) is in Phase 3 clinical development for intestinal failure associated with short bowel syndrome and NPSP558 (parathyroid hormone 1-84 [rDNA origin] injection) is in Phase 2 clinical development as a hormone therapy for hypoparathyroidism. NPS has also completed a Phase 3 osteoporosis study for PREOS® (parathyroid hormone 1-84 [rDNA origin] injection). NPS complements its internal programs with strategic partnerships with Amgen, GlaxoSmithKline, Kirin, and Nycomed. Additional information is available at http://www.npsp.com.

Statements made in this press release, which are not historical in nature, constitute forward-looking statements for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These statements are based on the company's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Risks associated to

NPS's business include, but are not limited to, the risk of successfully executing its preclinical and clinical studies and gaining marketing approvals for GATTEX and NPSP558, the risks associated with the company's auction-rate securities, the risk that the steps NPS has taken or is taking to address the material weakness will be adequate or that future material weaknesses or control deficiencies will be identified,as well as other factors expressed in NPS's periodic filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K and Form 10-Qs. All information in this press release is as of the date of this release and NPS undertakes no duty to update this information.


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(Financial statements to follow)


NPS PHARMACEUTICALS, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(In thousands, except per share data)
(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,	
	2007	2006	2007	2006
Revenues	$33,981	$24,066	$86,248	$48,502
Costs and expenses:				
Cost of goods sold	3,305	511	6,180	1,413
Cost of royalties	1,297	1,026	4,659	2,980
Cost of license fees	1,547	--	1,547	--
Research and development	10,603	13,333	38,723	68,411
General and administrative	9,331	9,772	26,998	52,177
Restructuring charges	1,133	(61)	13,386	8,179
Total operating expenses	27,216	24,581	91,493	133,160
Other operating (gains) and losses, net	(29,925)	8,297	(38,210)	8,297
Operating income (loss)	36,690	(8,812)	32,965	(92,955)
Other expense, net	(14,631)	(5,173)	(32,768)	(19,713)
Income (loss) before income tax expense	22,059	(13,985)	197	(112,668)
Income tax expense	854	--	854	--
Net income (loss)	$21,205	($13,985)	($657)	($112,668)
Net income (loss) per common and potential common share:				
Basic	$0.45	($0.30)	($0.01)	($2.43)
Diluted	$0.39	($0.30)	($0.01)	($2.43)
Weighted average common and potential common share:				
Basic	47,026	46,507	46,804	46,374
Diluted	57,253	46,507	46,804	46,374

NPS PHARMACEUTICALS, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	December 31, 2007	December 31, 2006
Assets:		
Cash, cash equivalents and marketable investment securities	$133,331	$146,152
Current restricted cash and cash equivalents	24,560	21,921
Account receivable	19,518	15,534
Other current assets	7,676	6,082
Plant and equipment, net of accumulated depreciation and amortization	309	19,849
Marketable investment securities, less current portion	28,357	--
Debt issuance costs	6,918	5,569
Other assets, net of accumulated amortization	11,088	9,633
Total assets	$231,757	$224,740
Liabilities and Stockholders' Deficit:		
Current liabilities	$78,443	$44,467
Convertible notes	50,000	192,000
Secured notes payable*	286,357	154,690
Other liabilities	4,988	26,827
Total liabilities	419,788	417,984
Paid-in capital and common stock	684,002	677,520
Accumulated other comprehensive loss	(2,504)	(1,892)
Accumulated deficit	(869,529)	(868,872)
Total stockholders' deficit	(188,031)	(193,244)
Total liabilities and stockholders' deficit	$231,757	$224,740

* Non-recourse debt secured by Sensipar® and Preotact® royalty revenue